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                                  EX 99-B.4.16

                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

The following changes to the Contract are being made in order to reflect amendments to the Internal Revenue Code affecting individual retirement annuities brought about by the ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001, to the extent the Contract does not already contain appropriate language:

1. Contributions to the Contract, other than rollover contributions or employer contributions to a Simplified Employee Pension Plan, may not exceed such dollar amount as permitted under Code Section 219(b)(5)(A) or any higher limit allowed by law for any taxable year. Notwithstanding the previous sentence, a Contract Holder aged 50 or older may make catch-up contributions to the Contract over and above the maximum contribution amount otherwise permitted each year to the extent permitted under Code Section 219(b)(5)(B).

2. References in the Contract to the Code's minimum distribution requirements shall mean Code Section 401(a)(9) as amended, and any applicable regulations thereunder.

3. The Contract shall accept rollover contributions of amounts that are considered rollover eligible amounts in accordance with Code Section 402(c)(4) from an eligible retirement plan described in Code Section 402(c)(8)(B). Such rollover contributions may include amounts that would be otherwise includible in income (pre-tax contributions) or amounts that are not includible in income (post-tax contributions), or both. The Contract shall not account for pre-tax and post-tax contributions separately.

This Endorsement shall be effective January 1, 2002. In the event of any subsequent recodification of the Code Section references contained herein, this Endorsement shall be construed to refer to the original Code Sections, as recodified.


                                    /s/  Thomas J. McInerney

                                    President
                                    Aetna Life Insurance and Annuity Company


EEGTRRA-PENIRA(01)